SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Shaw Communications Inc.

(Translation of registrant’s name into English)

Suite 900, 630 – 3rd Avenue S.W., Calgary, Alberta, Canada T2P 4L4 (403) 750-4500

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82 -

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Shaw Communications Inc., has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	February 24, 2004 Shaw Communications Inc.

By:
/s/ R.D. Rogers

R.D. Rogers
Sr. V.P., Chief Financial Officer
Shaw Communications Inc.

NEWS RELEASE

Shaw Communications & Broadwing Expand Services and Market Footprint across
North America

Austin, Texas and Calgary, Alberta — February 24, 2004 - Broadwing Communications (Broadwing), a consolidated subsidiary of Corvis Corporation (NASDAQ: CORV) and Big Pipe Inc. (Big Pipe), a division of Shaw Communications Inc. (TSX: SJR.B, NYSE: SJR), today announced that they have signed a strategic agreement to extend their respective network and service markets. The reciprocal agreement provides for Broadwing to supply network services to Big Pipe in the United States and for Big Pipe to supply Broadwing with network services throughout Canada.

Broadwing owns and operates an advanced all-optical network and IP backbone and provides data, voice, and video solutions to carriers and large enterprises. Broadwing will provide Big Pipe with private line, Ethernet, and ATM services, which Big Pipe will use to provide additional services to its customers who serve approximately three million existing Internet and cable customers and to broaden its coverage across the United States.

“We are pleased that Big Pipe has selected Broadwing as their primary provider for network services,” said Mike Stewart, president of Mid-Markets at Broadwing. “We also intend to leverage Big Pipe’s network assets in Canada to better serve our U.S. customer base as part of this strategic relationship.”

Big Pipe is a north American network services provider with a service portfolio consisting of private line, Transparent LAN (TLS), Internet Transit, and Broadcast Video Transport services. Big Pipe will provide Broadwing with private line, Internet, Ethernet, and ATM services that will provide enhanced Canadian access for Broadwing’s U.S.-based customers.

“Broadwing’s unique all-optical network provides the reliability and security that Big Pipe and Shaw Cable require to ensure reliable, first-class, content-intensive broadband service for our customers. Through Broadwing’s network, we are able to further interconnect our network and expand our footprint throughout the United States,” said Peter Bissonnette, president, Shaw Communications Inc.

Investor Note Regarding Forward Looking Statements

This press release may contain certain forward-looking statements that are subject to risks and uncertainties. Actual results could differ materially from those currently anticipated as a result of a number of factors, including, but not limited to, the risks and uncertainties discussed under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the company’s filings with the Securities and Exchange Commission.

Corvis, Broadwing and the Corvis and Broadwing logos are trademarks and/or service marks of Corvis Corporation. All other trademarks are the property of their respective owners.

About Broadwing

Broadwing Communications is an innovative provider of data, voice, and video solutions to carriers and large enterprises. Enabled by its one-of-a-kind, all-optical network and award-winning IP backbone, Broadwing offers a full suite of the highest quality communications products and services, with unparalleled customer focus and speed. Broadwing is a consolidated subsidiary of Corvis Corporation, a leading supplier of all-optical solutions to service providers and government agencies. For more information, visit www.broadwing.com.

About Big Pipe

Big Pipe, a division of Shaw Communications Inc., owns and operates a national fibre optic backbone network, providing data networking and Internet services to North American businesses. In addition to being the primary Internet Backbone for Shaw’s broadband Internet customers, Big Pipe offer service to Internet service providers, carriers and large enterprises.

About Shaw Communications Inc.

Shaw Communications Inc. is a diversified Canadian communications company whose core business is providing broadband cable television, Internet and satellite direct-to-home (“DTH”) services to approximately 2.9 million customers. Shaw is traded on the Toronto and New York stock exchanges (Symbol: TSX — SJR.B, NYSE — SJR).

Media Contacts:

Melissa Jackson
Broadwing Communications
(512) 742-5247
melissa.jackson@broadwing.com

Greg MacLean
Big Pipe Inc.
(403) 750-4500
greg.maclean@bigpipeinc.com